Rio Tinto

Rio Tinto plc
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Press release

Rio Tinto announces a coal resource of over 1 billion tonnes at Chapudi

5 February 2008

Rio Tinto has further strengthened its presence in South Africa with the discovery of a open-pittable coal resource of 1.04 billion tonnes in the Limpopo Province. The coal is bituminous, and is suitable for generating electricity.

Where is the deposit

The discovery at Chapudi came through Rio Tinto's coal exploration programme in the Limpopo (Soutpansberg) coal basin of South Africa. The exploration work has been conducted in conjunction with Rio Tinto's BEE partner, Kwezi Mining. Exploration rights over the resource are held by two JV companies; Chapudi Coal PTY Ltd (Rio Tinto 70%) and Kwezi Mining Exploration PTY Ltd (Rio Tinto 49%).

Deposit Location


ZIMBABWE
Musina
CHAPUDI COAL PROJECT
Makhado
Limpopo Province
Polokwane
BOTSWANA
MOZAMBIQUE
Mokopane
Naboomspruit
Thabazimbi
Modimolle
Bela-Bela
Mpumalanga
Groblersdal
North-west
Zeerust
Zwartruggens
Rustenburg
Pretoria
Mafeking
Koster
Middelburg
Belfast
Waterval-boven
Komatipoort
Barberton
Gauteng
Ogies
Carolina

Rio Tinto and Kwezi are continuing with exploration activities for thermal and coking coal east of the Chapudi project.

Cont.../

The chief executive of Rio Tinto Energy & Minerals, Preston Chiaro, said: " This is a significant find in an area that has previously been viewed as having little geological potential. The project's potential to produce thermal coal for electricity generation comes at a time when South Africa needs to rapidly increase its generating capacity. In addition, the basin offers the opportunity to produce a range of products, from thermal to hard coking coal for the export markets. We are currently planning the next phase of the project by beginning our pre-feasibility studies."

Chapudi Geology

The newly discovered Chapudi Resource lies within the Limpopo coal basin, in the northern part of South Africa. The coal is hosted in sediments of the Karoo Group, similar to other coalfields in Southern Africa. The coal seams at Chapudi occur in mudstones that can be correlated to the Upper Ecca formations of the Main Karoo basin.

Rio Tinto and Kwezi Mining began exploring for coal in the area in 2003, when the 1st borehole was drilled on the farm Chapudi. This borehole intersected significant thicknesses of coal. Since then, the Rio Tinto-Kwezi JV has drilled about 90 boreholes in the project area, and conducted geophysical surveys to aid the geological interpretation. A total of 12,400 metres have been drilled to date.

The central part of the project now has sufficient drilling coverage to define a measured and indicated resource. The rest of the project area has been drilled to inferred resource status.

In-situ Resource (SAMREC/JORC)

The resource at Chapudi has been generated to comply with both SAMREC and JORC code guidelines. The tabulated figures below include the Seam 6 in-situ resource, as confined by Rio Tinto's granted tenure.

Resource Category	Western Zone (Mt)	Central Zone (Mt)	Eastern Zone (Mt)	Total Chapudi (Mt)
Measured		90		**90**
Indicated		220		**220**
Inferred	410		320	**730**
All Categories	**410**	**310**	**320**	**1,040**

Note: Blank cells mean no resource in this category in the relevant zone as the entire resource in the zone is in different category(ies).

Preliminary studies indicate that up to 40 per cent of the coal may be recoverable for utilisation in a power station.

Significant potential for further resources exists in the area. Some of the potential occurs on ground that already belongs to the JV (and can be incorporated into the Chapudi resource by further drilling), whilst other potential is on ground currently under lease application.

Future Direction

The coal has been demonstrated through test work to be suitable for combustion to generate electricity.

Rio Tinto and Kwezi Mining are currently investigating the feasibility and economics of establishing a mining operation to feed coal into a power station. They are currently engaging with Eskom, and a number of Independent power providers to this effect.

Cont.../

CP statement

The information in this report that relates to Mineral Resources is based on information compiled by Steen Kristensen, who is a member of the Australian Institute of Mining and Metallurgy. Steen is a full-time employee of Rio Tinto Energy and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Persons as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves'. Steen Kristensen consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Forward-Looking Statements

This announcement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto's products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto's present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the "Takeover Code"), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any

Cont.../

forward-looking statement contained herein to reflect any change in Rio Tinto's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

For further information, please contact:

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Media Relations, Australia
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Media Relations, US
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Investor Relations, London
Nigel Jones
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David Ovington
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Investor Relations, Australia
Dave Skinner
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